United States securities and exchange commission logo





                              June 8, 2021

       Justin English
       Chief Executive Officer
       Salt Blockchain Inc.
       c/o Ballard Spahr LLP
       1735 Market Street, 51st Floor
       Philadelphia, PA 19103

                                                        Re: Salt Blockchain
Inc.
                                                            Form 10-12G
                                                            Filed May 12, 2021
                                                            File No. 000-56283

       Dear Mr. English:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed May 12, 2021

       Item 1. Business, page 1

   1. Please add a new section at the beginning of this Item that describes the claims process in question-and-answer
format. At a minimum it should address the following questions:
                                                            What is the claims
process?
                                                            Why are you
engaging in the claims process?
                                                            Who is entitled to
make a claim?
                                                            What will I receive
if I make a claim?
                                                            How is the price at
which I purchased tokens determined?
                                                            Do the tokens
currently have any intrinsic value or use?
                                                            How was the
interest rate determined?
                                                            When does the
claims process terminate?
 Justin English
FirstName  LastNameJustin English
Salt Blockchain Inc.
Comapany
June 8, 2021NameSalt Blockchain Inc.
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                What do I need to do if I want to participate in the claims process?
                What do I need to do if I do not want to participate in the claims process?
                What happens to my tokens if I do not participate in the claims process?
                May I participate in the claims process solely with respect to a portion of my tokens?
                Can I change my mind after I have sent in my claim form?
                When, how and in what form will payment be made?
                Who can help answer my questions and what is their contact information?
Overview, page 1

2. We note your disclosure that you originate from time to time unsecured, under secured and cryptocurrency-denominated loans. Please revise your next amendment to:
             quantify these loans and break out by consumer loans and business loans;
             disclose any limits on the amount of unsecured, under secured and cryptocurrency-
             denominated loans that you may originate;
             explain how you determine how much cryptocurrency to issue (e.g., based on fair value on the date of issuance); and
             explain whether the loaned cryptocurrency comes from the digital assets that you own or from customer collateral.
3. Please revise the "Overview" section to briefly discuss the going concern language in your auditor's report, as disclosed on page 17.
Geographic Markets, page 9

4. Please revise to discuss in greater detail the "select international jurisdictions" where you offer your loan products. Also please discuss the regulatory approvals you will need to expand globally, as you disclose on page 9. Additionally, please discuss in greater detail your "regulated status in several jurisdictions" that you reference at the bottom of page 9.
5. We note your disclosure that your Mauritius subsidiary originally obtained a sandbox license to issue tokens, which expired in November 2019, and that you are exploring your options for renewal. Please revise to discuss such options in greater detail.
Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Interest Income, page 49

6. We note your disclosure that the decrease in interest income was due to a lower average loan portfolio principal due to market pull back in March 2020 and declines in interest rates charged. Considering interest income is your largest revenue item, please revise your next amendment to include a table that quantifies your average outstanding loans by consumer and business borrowers, the related interest income charged, and average yield for all periods presented.
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Salt Blockchain Inc.
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Liquidity and Capital Resources, page 51

7. We note your discussion in management's plans concerning your ability to meet cash flow demands over the next 12 months without considering the expenditures related to the claims process. Please revise your next amendment to discuss in detail how you plan to meet potential cash flow demands for the claims process given that you have cash of
         $5,584,758 at December 31, 2020 and a SALT Token liability of $44,364,316. Address the following:
             explain whether you have the ability to sell your shares of Grayscale Bitcoin Trust and Grayscale Ethereum Trust for additional liquidity or if the lock-up period or other restrictions prevent you from selling such investments; and
             quantify your digital assets subject to restrictions. In this regard, we note you have a digital asset note payable of $8.5 million as of December 31, 2020 for a loan of digital assets with a counterparty due May 28, 2021. Tell us where the related digital assets are recorded on your balance sheet and whether you can sell these digital assets for liquidity purposes.
Financial Condition and Management's Plans, page 53

8. We note your disclosure that your management "has taken several actions in an effort to generate additional revenue streams," including expanding your investment and digital asset trading strategies, offering new services to existing borrowers, and developing digital asset management services for investors. Please substantially revise to provide more detailed information regarding the specific nature of the actions that management has taken to date with respect to each activity and the specific nature of the plans moving forward for the same, as well as any expected costs to be incurred. As a related matter, please to discuss any prospective plans for the SALT Card, as announced on your website on June 2, 2021, to the extent known and material to your business going forward.
Critical Accounting Policies and Estimates, page 55

9. Please revise your disclosures in your next amendment to present a more robust discussion of your critical accounting estimates. Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. The discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Your disclosures should discuss the following:
             why management believes the accounting policy is critical;
             how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future;
             quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.
 Justin English
FirstName  LastNameJustin English
Salt Blockchain Inc.
Comapany
June 8, 2021NameSalt Blockchain Inc.
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         Refer to Item V of Release Nos. 33-8350/34-48960.
10. Please revise your next amendment to disclose the accounting guidance you followed to record the SALT Token liability and the basis for your determination. Clarify for us whether the SALT Platform was complete when the initial offering occurred or whether the offering proceeds were used to build out the platform.
Off Balance Sheet Arrangements, page 55

11. We note your disclosure that you have no outstanding derivative contracts. However, your balance sheet shows covered call options of $2.3 million. Please revise your disclosure for consistency.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 61

12. Please revise to disclose the natural person(s) with voting and dispositive control of the shares attributed to Bell Enterprise Management, LLC. See Item 403 of Regulation S-K.
Item 15. Financial Statements and Exhibits
Exhibit Index, page 87

13. Please file as exhibits the offering and purchase documents you used for the offer and sale of the Salt Tokens in the initial coin offering.
14. We note that sections 9 and 12(e) of the SALT Token Terms & Conditions filed as
         Exhibit 4.2 contain binding arbitration, class action waiver and jury trial waiver provisions. We also note your related risk factor disclosure on page 37 that your arbitration provisions may be unenforceable. Please revise to:
             include additional risk factor disclosure highlighting the material risks related to each of these provisions, including how it will impact your investors, including the possibility of less favorable outcomes, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you;
             clarify whether each of these provisions applies to claims under the federal securities laws, and if so, in each applicable case, revise your disclosure and the SALT Token
              Terms & Conditions to state that by agreeing to such provision, investors will not be
              deemed to have waived the company   s compliance with the federal
securities laws
              and the rules and regulations thereunder; and
             ensure that each of these provisions in the SALT Token Terms & Conditions clarifies its applicability.
15. As a related matter, we note that section 12(h) of the SALT Token Terms & Conditions provides that the federal or state courts located in Denver, Colorado shall be the exclusive forum for any legal actions or proceedings arising out of or related to the Terms or SALT
         Tokens. We also note your disclosure on page 84 that such provision applies to claims under the federal securities laws. Please revise your disclosure on pages 83 - 84 to more prominently disclose this provision. Please also state that there is uncertainty as to
 Justin English
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Salt Blockchain Inc.
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         whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Additionally, please add a risk factor describing any associated risks or other impacts on investors, including that such provision can discourage claims or limit investors ability to bring a claim in a judicial forum that they find favorable.
16. The list of your subsidiaries in Exhibit 21.1 does not include your subsidiary, Salt
         Blockchain Asset Partners, LLC, as referenced in your disclosure in the second paragraph on page 82. Please revise to reconcile your disclosure.
Borrower Collateral and Custody Assets, page F-10

17. We note that you have approximately $60.2 million and $24.6 million in collateral under custody at December 31, 2020 and December 31, 2019, respectively, and collateral due to customer of $39.5 million and $0 as a liability on the balance sheet at December 31, 2020 and December 31, 2019, respectively. For the collateral not included on the balance sheet, we note your disclosure that you are not the primary beneficiary of customer collateral and custody assets are not included in the financial statements despite the fact that you have the ability to rehypothecate, repledge, sell, or otherwise transfer or use collateral for
         Salt Lending's own account and at Salt Lending's own risk. Please provide us your accounting analysis, along with citations to the authoritative guidance you used, to support your accounting treatment. Your response should include, but not be limited to, discussion of the following:
             identification of who has legal ownership of the collateral; discuss if the customer is constrained from selling or pledging the collateral which is
              held in custody;
             discuss if the customer is constrained in any way, or at any time, from transferring the collateral from the Company's wallet to their own wallet;
             discuss whether the terms and conditions of the Company's contract with the customer, or state regulation, prevent the Company from directing the use of and obtaining substantially all of the remaining benefits from the collateral held in custody for customers; and
             discuss if the terms and conditions make it clear that you are not executing customer transactions.
18. We note that in June 2020, you began repledging borrower collateral by entering into short-term loans with a counterparty. Upon repledging, you recognize an asset for the receivable from the counterparty and a liability for the collateral due to the borrower. The receivable is recorded at cost and the liability is marked-to-market on a quarterly basis.
         Further, we note upon the occurrence of certain events, you may be required to purchase digital assets to replace repledged collateral. Please provide us with the following additional information:
             tell us the specific paragraphs in ASC 860 that you relied upon to support your accounting for the repledged collateral (i.e. receivable at cost and the liability marked-to-market on a quarterly basis).
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Salt Blockchain Inc.
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                tell us your basis for recognition of the collateral upon repledging, and not before that point. Explain why there are no accounting consequences until your right to repledge the collateral is exercised.
                explain the $32 million difference between the $39 million digital asset due to customer liability and $7 million collateral receivable.
                tell us how you determined the fair value of the collateral upon repledging and for purposes of determining the quarterly mark-to-market adjustments.
                tell us whether you were required to replace any repledged collateral during the periods presented in order to comply with your contractual obligations to borrowers.
              If so, explain the circumstances surrounding such replacements and the related accounting.
Note 3. Summary of Significant Accounting Policies
Derivatives, page F-10

19. We note your disclosure that you use three derivatives (BTC swaps, digital assets options, and covered call options). However, we note from your disclosure in
Note 9 that you only
         held covered call options during the periods presented. Please tell us, and revise your next amendment as necessary, to discuss the use of other derivative types during the periods presented.
Revenue Recognition, page F-13

20. We note your disclosure that the Company provides loans collateralized by digital assets and related services. Please revise your next amendment to more clearly disclose what the related services are and how they provide collateral for the loans.
21. Please revise your next amendment to identify which revenue line items for which you applied ASC 606. Provide examples of how you apply ASC 606.
22. Please revise your next amendment to disclose your accounting policy for interest income.
Note 4. Collaterialized Loans Receivable and Allowance for Loan Losses, page
F-16

23. Please revise your next amendment to include the disclosure required by ASC 310-10-50 for your loan portfolio and allowance for loan losses.
24. Please revise your next amendment to separately quantify borrower collateral held and repledged by type of digital asset (e.g. Bitcoin, Ethereum, etc.) and loan type (consumer, commercial, etc.).
25. Please revise to disclose whether any events of default occurred (i.e. the triggering threshold LTV of 90.91% was reached) during the periods presented and whether those events were cured by liquidating or stabilizing the underlying collateral. Tell us whether you had any uncured events of default at December 31, 2020 or December 31, 2019. If so, quantify the related loan amounts and corresponding LTVs. If defaulted loans were subsequently cured after year end, disclose that fact.
 Justin English
Salt Blockchain Inc.
June 8, 2021
Page 7
26. We note your disclosure that as of September 30, 2020, the Company switched from a liquidation model to a stabilization model. Please revise to state whether you charge a fee for stabilization and quantify the fees recorded during the year ended December 31, 2020.
27. Please revise to disclose whether you had any margin calls (i.e. the triggering threshold
         LTV of 83.33% was reached) during the periods presented and whether those margin calls were cured with additional collateral or a payment. Tell us whether you had any outstanding margin calls at December 31, 2020 or December 31, 2019. If so, quantify the related loan amounts and corresponding LTVs. If margin calls were subsequently cured after year end, disclose that fact.
Note 5 - Digital Assets, net, page F-17

28. Please revise your next amendment to provide a rollforward of digital assets, net, in the periods presented (from December 31, 2018 to December 31, 2019, December 31, 2019 to
         December 31, 2020, and any interim periods, as appropriate). Your current presentation presents just a snapshot of digital assets at a point-in-time (December 31, 2020 and
         December 31, 2019).
Note 8 - Investments, page F-18

29. Please revise your next amendment to disclose the following related to your investments in Grayscale Bitcoin Trust (GBTC) and Grayscale Ethereum Trust (ETHE):
             how and when you acquired the investments; specifically address whether you used customer collateral to acquire these investments;
             how you accounted for these apparent non-cash transactions; whether you have made or intend to make similar investments in the future;
             how you determined the 11-19% discount rate for lock-up was appropriate;
             when the 6-month lock-up period expires; and
             how you determined their initial fair values and on an ongoing basis for purposes of determining the unrealized gain on investment.
30.    We note that your investments in shares of Grayscale Bitcoin Trust
(GBTC) and
       Grayscale Ethereum Trust (ETHE) constitute a significant percentage of your total assets at December 31, 2020. Please tell us if you have considered whether such investments
       have or will cause you to become an    investment company    within the
meaning of
FirstName LastNameJustin English
       Section 3 of the Investment Company Act of 1940. If applicable, please include a related
Comapany    NameSalt
       risk factor     Blockchain
                   to disclose      Inc. may be considered an    investment
company    under the
                               that you
June 8,Investment
        2021 Page Company
                    7          Act of 1940 and discuss the risks related to
such a determination.
FirstName LastName
 Justin English
FirstName  LastNameJustin English
Salt Blockchain Inc.
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General

31.      We note that throughout your filing you refer to the claims process as
a    rescission    or
         "rescission offer." The claims process involves a notification to investors of their ability to pursue to their statutory rights to receive the consideration paid for the security plus
         interest and is not a    rescission offer    for purposes of the
Securities Act of 1933, or
         otherwise under the federal securities laws. Please delete the use of
the term    rescission
         or "rescission offer" and instead refer to it as the    claims process
   consistent with the
         terms of the settlement.
32. Please revise throughout to consistently disclose all of the digital assets that you accept as collateral and indicate whether there are any limits or parameters surrounding the digital assets that you will accept as collateral.
33. We note your disclosure that you maintain credit facilities with third parties. Please revise your disclosure to discuss the material terms of any indebtedness and file the relevant agreements as exhibits. Please refer to Item 601(b) of Regulation S-K. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact David Irving, Staff Accountant, at (202) 551-3321 or Sharon Blume,
Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-
3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Finance